Osisko Gold Royalties Ltd

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Osisko Gold Royalties Ltd. (the "Corporation" or "Osisko")
1100 avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec, H3B 2S2

1.2	Executive Officer

For further information, contact Joseph de la Plante (Vice President, Corporate Development) at (514) 940-0670.

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On July 31, 2017, the Corporation acquired (the "Acquisition") directly or through the acquisition of shares or other equity ownership interests of entities owned by Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited (collectively, the "Orion Parties"), all of the right, title and interest of the Orion Parties in 74 royalties, streams and precious metal offtakes (the "Acquired Assets").

Certain material assets comprising the Acquired Assets include:

1.	the diamond stream on the Renard diamond mine located in Québec, Canada (the "Renard Stream");

2.	the gold and silver stream on the Brucejack gold mine located in British Columbia, Canada (the "Brucejack Stream"); and

3.	the silver stream on the Mantos Blancos copper mine in Antofagasta, Chile (the "Mantos Blancos Stream").

Pursuant to the Renard Stream, Osisko will receive 9.6% of diamond production from the Renard diamond mine. Pursuant to the Brucejack Stream, Osisko will receive 4.0% of gold and silver production until 7.067 million ounces of gold have been produced and 26.297 million ounces of silver have been produced from the Brucejack gold mine. Pursuant to the Mantos Blancos Stream, Osisko will receive 100% of payable silver from the Mantos Blancos copper mine until 19.3 million ounces of payable silver have been produced at the mine, after which the stream percentage will be 30% of payable silver.

Certain of the Acquired Assets are subject to buy-backs or buy-downs.

For further details regarding the Acquired Assets, please refer to Osisko's Management Information Circular dated June 29, 2017, and filed on June 30, 2017 under Osisko's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2.2	Acquisition date

July 31, 2017

2.3	Consideration

Pursuant to the terms of the Acquisition, the Orion Parties received total consideration comprised of: (i) C$675 million (the "Cash Consideration") and, (ii) 30,906,594 common shares (the "Share Consideration") in the capital of Osisko ("Osisko Shares").

Cash Consideration: In connection with the Acquisition, Osisko completed a concurrent private placement to fund a portion of the Cash Consideration through the issuance of 18,887,363 Osisko Shares at a price of C$14.56 per Osisko Share, for aggregate gross proceeds of C$275 million (the "Private Placement"). CDP Investissements Inc. ("CDP"), an affiliate of Caisse de dépôt et placement du Québec (C$200 million or 13,736,264 Osisko Shares), and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (C$75 million or 5,151,099 Osisko Shares) were the two subscribers under the Private Placement. The Private Placement was subject to a seven percent capital commitment fee paid by Osisko partially in cash (five percent) and partially in 385,457 Osisko Shares (two percent). The aggregate gross proceeds of the Private Placement were used, along with a draw under Osisko's revolving credit facility with National Bank of Canada and Bank of Montréal and existing cash reserves, to fund the Cash Consideration.

Share Consideration: An aggregate of 30,906,594 Osisko Shares were issued to the Orion Parties in satisfaction of the Share Consideration.

2.4	Effect on Financial Position

The Corporation intends to integrate the operations of the Orion Parties into its existing operations in the course of which Osisko will realize business synergies.

The effect of the Acquisition on the financial position of Osisko is outlined in the unaudited pro forma condensed consolidated financial statements referred to in Item 3 below, which shows the effect of the Acquisition on the results of operations and the financial position of the Corporation.

The post-Acquisition board of directors of Osisko consists of 11 members, consisting of the 10 current directors of Osisko (being Sean Roosen, Joanne Ferstman, Françoise Bertrand, Victor H. Bradley, John Burzynski, Christopher C. Curfman, André Gaumond, Pierre Labbé, Charles E. Page and Jacques Perron), together with Oskar Lewnowski, the Chief Investment Officer of Orion Resource Partners (USA) LP. In addition, CDP has the right to nominate one director to the post-Acquisition board of directors of Osisko.

2.5	Prior Valuations

Not applicable

2.6	Parties to Transaction

The Acquisition and Private Placement were not with an informed person, associate or affiliate of Osisko.

2.7	Date of report

August 1, 2017.

Item 3	Financial statements and Other Information

The following unaudited pro forma condensed consolidated financial statements of Osisko are specifically incorporated by reference into and form an integral part of this Business Acquisition Report:

i)

the unaudited pro forma consolidated balance sheet of Osisko as at March 31, 2017, the unaudited pro forma consolidated statements of income of Osisko for the year ended December 31, 2016 and the unaudited pro forma consolidated statements of income (loss) of Osisko for the three-month period ended March 31, 2017 together with the notes thereto.

The above-noted financial statements of Osisko are included in Osisko's Management Information Circular dated June 29, 2017, and filed on June 30, 2017 under Osisko's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following financial statements of the Orion Parties are specifically incorporated by reference into and form an integral part of this Business Acquisition Report:

i)	the audited combined financial statements of the Orion portfolio for the years ended on December 31, 2016, 2015 and 2014, together with the notes thereto, the auditor's report thereon; and

ii)	the unaudited condensed combined interim financial statements of the Orion portfolio for the three-months ended on March 31, 2017 and 2016, together with the notes thereto.

The above-noted financial statements of the Orion Parties are included in Osisko's Management Information Circular dated June 29, 2017, and filed on June 30, 2017 under Osisko's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented in this Business Acquisition Report and the information incorporated by reference herein, constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian Securities Laws (together, "forward-looking information") concerning the business, operations, plans and financial performance and condition of each of Osisko and the Orion Parties. Often, but not always, forward-looking information can be identified by words such as "pro forma", "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations, including negative variations, thereof that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of Osisko or the Acquired Assets to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: inability to achieve the benefits or synergies anticipated from the Acquisition; actual operating cash flows, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of Osisko and the Acquired Assets differing materially from those anticipated; risks related to international operations; risks related to the holding of stream or royalty interests on mineral properties; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks; regulatory changes; defects in title; availability or integration of personnel, materials and equipment; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks related to Osisko and the Acquired Assets; capital requirements and operating risks associated with the operations of or an expansion of the operations of Osisko or the Acquired Assets or the operations in respect of which royalty, stream or offtake interests are held by Osisko or the Acquired Assets; fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to Osisko or the Acquired Assets; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks inherent to the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an adverse claim; factors discussed under the heading "Risk Factors" in the Management Information Circular dated June 29, 2017 and filed on June 30, 2017 on SEDAR at www.sedar.com and EDGAR at www.sec.gov; and those risks set forth in Osisko's filings with securities authorities, which are available under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although Osisko has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in forward-looking information in this Business Acquisition Report, and the documents incorporated by reference herein, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking information in this Business Acquisition Report, nor in the documents incorporated by reference herein. All of the forward-looking information made in this Business Acquisition Report, including all documents incorporated by reference herein, are qualified by these cautionary statements. Osisko undertakes no obligation to update any of the forward-looking information in this Business Acquisition Report or incorporated by reference herein, except as required by law.

In addition, forward-looking and pro forma information contained herein is based on certain assumptions and involves risks related to, among other things, the business and operations of Osisko and the Acquired Assets. Other assumptions include, but are not limited to: interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Osisko or the Acquired Assets.

Certain of the forward-looking information and other information contained herein concerning the mining industry and general expectations of Osisko and the Orion Parties concerning the mining industry, Osisko, and the Acquired Assets are based on estimates prepared by Osisko using data from publicly available industry sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of the mining industry which Osisko believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Osisko is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.